EXHIBIT 4.3

CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES D CONVERTIBLE PREFERRED STOCK
OF
POWERSAFE TECHNOLOGY CORP.

POWERSAFE TECHNOLOGY CORP., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY THAT:

A.           Pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board”) by Article FOURTH of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and pursuant to the provisions of §151 of the General Corporation Law of the State of Delaware, the Board adopted and approved the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series D Convertible Preferred Stock.

B.           The Certificate of Incorporation provides for two classes of shares,  common stock, $.01 par value per share (the “Common Stock”), and preferred stock, $.01 par value per share (the “Preferred Stock”).

C.           The Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series D Convertible Preferred Stock and fixes and determines the rights, preferences, qualifications, limitations and restrictions relating to such Preferred Stock as follows:

1.           Designation and Amount. The shares of such series of Preferred Stock shall be designated Series D Preferred Stock (the “Series D Preferred Stock”). The number of shares constituting Series D Preferred Stock shall be fifty thousand (50,000). No other shares of preferred stock shall be designated as Series D Preferred Stock

2.           Dividends.

(a)           Commencing on the Original Issuance Date (as defined in Section 8(e) below), cumulative dividends (“Series D Dividends”) shall accrue on each share of Series D Preferred Stock, at the rate of eight percent (8%) of the Liquidation Amount (as defined in Section 3(a) below) per annum (accrued daily, from but not including the next preceding Dividend Payment Date (as defined in Section 1(b) below), or, in the case of the first Dividend Payment Date, from the Original Issuance Date, to and including the respective Dividend Payment Date, on a 30/360 basis).

(b)           The Series D Dividends shall be payable quarterly, beginning on June 30, 2009 and thereafter on September 30, December 31, March 31, and June 30 of each calendar year (each a “Dividend Payment Date”), or if such day is not a Business Day (as defined in Section 9 below), on the next succeeding Business Day, to holders of record as of the tenth (10th) Business Day next preceding the respective Dividend Payment Date.  Series D Dividends shall be payable in shares of Series D Preferred Stock (a “PIK Dividend”), thru December 31, 2010, and in cash thereafter.  If necessary, fractional shares of Series D Preferred Stock may be issued in connection with any PIK Dividend so that exact payment can be made to each holder of Series D Preferred Stock of all accrued and unpaid dividends that are payable on any Dividend Payment Date in respect of such holder’s shares of Series D Preferred Stock, provided that any such fractional shares shall be rounded to the nearest one-hundredth of a share.  All shares (including any fractional shares) of Series D Preferred Stock issued pursuant to a PIK Dividend will thereupon be duly authorized, validly issued, fully paid and non-assessable.  Dividends with respect to such additional shares of Series D Preferred Stock issued as a PIK Dividend shall (a) be due and payable on each Dividend Payment Date following the payment date on which such PIK Dividend was declared (or accrued, if not declared and paid on a Dividend Payment Date) and (b) accrue at the rate set forth in this Section 2 commencing on the day immediately following the Dividend Payment Date on which such PIK Dividends were due and payable (regardless of whether the PIK Dividend was declared or whether the shares of Series D Preferred Stock constituting the PIK Dividends were actually issued).The Series D Dividends shall accrue and accumulate whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

(c)           Series D Dividends shall be declared pro rata per share.

3.           Liquidation Preference.

(a)           In the event of any liquidation, dissolution or winding up of the Corporation (a “Liquidation Event”), no distribution shall be made to holders of shares of capital stock of the Corporation ranking junior to the Series D Preferred Stock upon liquidation, dissolution or winding up of the Corporation, including the Common Stock (as defined in Section 9(d) below), unless, prior thereto, the holders of shares of Series D Preferred Stock shall have received an amount per share equal to $75.00  (the “Liquidation Amount”) per share plus any accrued or declared and unpaid dividends owed to holders of shares of the Series D Preferred Stock.

(b)           The holders of the Series D Preferred Stock shall be entitled to receive on a pari passu basis with any other series of stock in parity with the Series D Preferred Stock distributions out of the assets legally available for such distributions, including without limitation, the outstanding Series D Preferred Stock.  In the event the assets of the Corporation are insufficient to pay the amounts owed to holders of Series D Preferred Stock and any other parity stock upon liquidation, all available assets shall be paid ratably to the holders of Series D Preferred Stock and any parity stock, on a pari passu basis in accordance with their respective liquidation preferences, and the holders of Common Stock and any other junior stock shall receive nothing.

4.           Voting Rights.

(a)           Except as otherwise provided in this Certificate of Designation or in the Certificate of Incorporation, as amended (the “Certificate of Incorporation”), of the Corporation, as expressly required by law or as provided herein, a holder of Series D Preferred Stock shall be entitled to a number of votes per share equal to the number of whole shares of Common Stock into which such Series D Preferred Stock is convertible, subject to adjustment as set forth in Section 6 below, as of the record date for the determination of stockholders entitled to vote and to notice of any stockholders’ meeting in accordance with the By-laws (the “By-laws”) of the Corporation.  Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Series D Preferred Stock held by each holder) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)           Except as otherwise provided in this Certificate of Designation or in the Certificate of Incorporation or as expressly required by law, the holders of Series D Preferred Stock and the holders of Common Stock shall vote together as a single class on all matters presented to stockholders, and not as separate classes. The Holders of Series D Preferred Stock shall votes on an as converted basis.

(c)           The Corporation shall not effect, or agree to effect, any amendment of this Certificate of Designation without the consent of the holder or holders of at least two-thirds of the shares of Series D Preferred Stock then outstanding.

(d)           In the event that there is a default in the payment of Series D Dividends for any two (2) quarters (“Dividend Default”), or a default in any other covenant or agreement of the Corporation contained herein that continues for 15 calendar days, then the holder or holders of a majority of the shares of Series D Preferred Stock, voting as a class with the holders of any other class of capital stock of the Corporation which is pari passu with the Series D Preferred Stock, from time to time outstanding (all holders of the Series D Preferred Stock and pari passu classes being referred to as “Series D Holders” and such votes by Series D Holders to be weighted by liquidation preference), shall have the right to elect members to the Board constituting a majority of the directors then on the Board (each a “Series D Director”); provided that the right to elect directors provided in this paragraph shall persist only for so long as the Dividend Default or such other default continues.  The Corporation shall reimburse all Series D Directors for expenses incurred by them in connection with their attendance at meetings of the Board.

The election of the Series D Directors may occur as provided herein or at any special meeting of holders of Series D Holders called by not less than twenty five percent (25%) of the Series D Holders or by the written consent of the same.  Any Series D Director may be removed, with or without cause, at any time by and only by the vote or written consent of the holder or holders of a majority of the  Series D Holders.  If any Series D Director should cease to be a director for any reason, the vacancy shall be filled only upon the vote or written consent of the holder or holders of a majority of the Series D Holders, voting separately as a class, in the manner specified above.

(e)           Meetings of the Series D Holders shall be held whenever called in the manner required by the laws of the State of Delaware for purposes as to which there are special statutory provisions, and for other purposes whenever called by resolution of the Board of Directors, or by the President, or by the holders of twenty five (25%) of the outstanding shares of the Series D Holders.  Any such meetings of stockholders may be held at the principal business office of the Corporation or at such other place or places, either within or without the State of Delaware, as may be specified in the notice thereof.  Notice of a special meeting also shall state the purpose or purposes for which the meeting is called.  A copy of the notice of any meeting shall be delivered personally or shall be mailed, not less than ten (10), nor more than sixty (60) days, before the date of the meeting, to each stockholder of record entitled to vote at the meeting.  At any and all meetings of the Series D Holders there must be present, either in person or by proxy, at least twenty five percent (25%) of the issued and outstanding shares of the Series D Holders entitled to vote at said meeting. Any action of the Series D Holders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed, in person or by proxy, by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in person or by proxy.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing, but who were entitled to vote on the matter.

5.           Conversion.

(a)           The holder of any shares of Series D Preferred Stock shall have the right, at such holder’s option, at any time or from time to time, to convert such shares into Common Stock, in a conversion ratio of one hundred shares of Common Stock for each share of Series D Preferred Stock, subject to adjustment as set forth in Section 5 below, for each share of Series D Preferred Stock to be converted (such conversion ratio in effect from time to time, the “Conversion Ratio”).

(b)           The holder of any shares of Series D Preferred Stock may exercise the conversion rights set forth herein by delivering to the Corporation or any transfer agent of the Corporation for the Series D Preferred Stock as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank to the Corporation (if required by it) (or such holder shall notify the Corporation or any transfer agent that such certificate(s) have been lost, stolen or destroyed and shall execute an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith), accompanied by written notice stating that the holder elects to convert such shares and stating the name or names (with address) in which the certificate or certificates for the shares of Common Stock are to be issued.  Conversion shall be deemed to have been effected on the date when the aforesaid delivery is made or as provided below in Section 4(g) (the “Conversion Date”).

(c)           As promptly as practicable thereafter, the Corporation shall issue and deliver to or upon the written order of such holder, to the place designated by such holder, a certificate to which such holder is entitled.  The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a Common Stock holder of record on the applicable Conversion Date.  The Corporation shall not close its books against the transfer of shares of Series D Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series D Preferred Stock.  Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series D Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of the Series D Preferred Stock representing the unconverted portion of the certificate so surrendered.

(d)           No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series D Preferred Stock.  If more than one share of Series D Preferred Stock shall be surrendered, or deemed surrendered, pursuant to subsection (c) above, for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of such Series D Preferred Stock so surrendered.  Any fractional share which would otherwise be issuable upon conversion of any shares of Series D Preferred Stock (after aggregating all shares of Series D Preferred Stock held by each holder) shall be rounded to the nearest whole number (with one-half being rounded upward).

(e)           The Corporation shall reserve, free from preemptive rights, out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock sufficient shares to provide for the conversion of all outstanding shares of Series D Preferred Stock.

(f)           All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, and free from all taxes, liens or charges with respect thereto.

(g)           Each holder of shares of Series D Preferred Stock shall be entitled to receive written notice from the Corporation, by overnight delivery or first class mail, postage prepaid, addressed to such holder at the last address of such holder as shown by the records of the Corporation, of any proposed dividend or distribution, liquidation, dissolution or winding up of the Corporation, or any Business Combination (as defined in Section 8(b) below), at least ten (10) days prior to the date on which any such event is scheduled to occur, and, at any time prior to, or conditioned upon the consummation of and to occur immediately prior to, such liquidation, dissolution or winding up or Business Combination, to convert any or all of such holder’s shares of Series D Preferred Stock into shares of Common Stock pursuant to this Section 4.  The notice of any such event shall at a minimum specify the consideration to be received by stockholders in such event in the aggregate, the consideration to be received on a per share basis by the holders of Common Stock and the consideration to be received on a per share basis by the holders of Series D Preferred Stock.

6.           Conversion Adjustment.

(a)           In the event the Corporation shall, at any time after the issuance of any share of Series D Preferred Stock, declare or pay any dividend or make any distribution on Common Stock payable in shares of Common Stock, or effect a subdivision or split or a combination, consolidation or reverse split of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then in each such case the Conversion Ratio shall be adjusted, so that the holder of any shares of Series D Preferred Stock shall be entitled to receive upon conversion thereof the number of shares of Common Stock or other securities or property that such holder would have owned or have been entitled to receive upon the happening of such event had such Series D Preferred Stock been converted immediately prior to the relevant record date or, if there is no such record date, the effective date of such event.

(b)           The “Conversion Price” shall initially be $75.00 and shall be adjusted from time to time as provided in this subsection (b).  If the Conversion Ratio shall be adjusted pursuant to subsection (a) above, then in each such case, a corresponding adjustment shall be made to the Conversion Price in accordance with the following formula:

P           =           Po x Ro
          R

where:

P  =           the adjusted Conversion Price in effect immediately following such adjustment.

Po =           the Conversion Price in effect immediately prior to such adjustment.

Ro =           the Conversion Ratio in effect immediately prior to the adjustment.

R =           the Conversion Ratio in effect immediately following the adjustment.

(c)           The provisions of this Section 6 shall be applied successively each time there shall occur any event for which an adjustment is required to be made pursuant to subsection (a) above.

(d)           Subject to the restrictions contained in Section 8(a)(iv) below, in the event the Corporation shall, at any time after the issuance of any share of Series D Preferred Stock, declare or pay any dividend or make any distribution on Common Stock payable in securities or other property of the Corporation other than shares of Common Stock or cash, in which dividend or distribution the holders of Series D Preferred Stock do not otherwise participate, then provision shall be made so that the holders of Series D Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of such securities of the Corporation or value of such other property that they would have received had their Series D Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities and other property receivable by them as aforesaid during such period, giving application during such period to all adjustments called for herein.

(e)           Upon a Business Combination (as defined below), each share of Series D Preferred Stock shall remain outstanding and shall thereafter be convertible into, or shall be converted into a security which shall be convertible into, the kind and amount of securities or other property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series D Preferred Stock immediately prior to such Business Combination would have been entitled upon such Business Combination, all subject to further adjustment as provided herein and in the Certificate of Incorporation.

7.           Redemption.

(a)           Optional Redemption.  The Corporation, at its option, may redeem (an “Optional Redemption”) all, but not less than all, shares of the Series D Preferred Stock then outstanding for cash in an amount equal to the Series D Liquidation Amount thereof, (a) at any time beginning March  31, 2012, and (b) at any time after Dec 31, 2009 if (i) the Common Stock is at the time listed for trading on a national securities exchange, an inter-dealer automated quotation system of a national association of securities dealers or listed on the Over the Counter Bulletin Board and (ii) during any preceding period of twenty (20) consecutive Trading Days (as defined in Section 9(g) below), (I) the average daily dollar volume of shares of Common Stock traded equals or exceeds twenty five thousand dollars ($25,000), and (II) the Closing Price (as defined in Section 8(c) below) equals or exceeds the quotient of (u) $1.15 divided by (v) the Conversion Ratio then in effect (such conditions, the “Optional Redemption Conditions”).

The procedures for an Optional Redemption occurring because of the existence of the Optional Redemption Conditions shall be the same as the procedures set forth in Section 7(c) below, except that the notice of redemption shall be sent within five (5) Trading Days following any day on which the Optional Redemption Conditions are satisfied and the notice of redemption shall demonstrate satisfaction of the Optional Redemption Conditions.

(b)           Mandatory Redemption.  The Corporation shall redeem (a “Mandatory Redemption”) all, but not less than all, shares of the Series D Preferred Stock then outstanding for cash in an amount equal to the Series D Liquidation Amount thereof on March 31, 2014

(c)           Redemption Procedures.  No greater than sixty (60) nor fewer than thirty (30) days prior to the date of any Optional Redemption or Mandatory Redemption (a “Redemption”), notice by first class mail, postage prepaid, shall be given to the Registered Holders (as defined in Section 9(f) below) of the Series D Preferred Stock to be redeemed, addressed to such holders at their last addresses as shown on the stock transfer books of the Corporation.  Each such notice shall specify the date fixed for Redemption, the then applicable Liquidation Amount per share, the place or places for surrender of shares of Series D Preferred Stock and the then effective Conversion Ratio and effective Conversion Price. Any notice which is mailed by the Corporation as herein provided shall be conclusively presumed to have been duly given by the Corporation on the date deposited in the mail, whether or not the holder of the Series D Preferred Stock receives such notice; and failure properly to give such notice by mail, or any defect in such notice, to the holders of the shares to be redeemed shall not affect the validity of the proceedings for the redemption of any other shares of Series D Preferred Stock.

On or after the date fixed for any Redemption, each holder of shares called to be redeemed shall surrender the certificate evidencing such shares to the Corporation at the place designated in the notice of such redemption.  On or after the date fixed for Redemption, notwithstanding that the certificates evidencing any shares properly called for redemption shall not have been surrendered, such shares shall no longer be deemed outstanding and all rights whatsoever with respect to the shares so called for Redemption (except the right of the Registered Holder thereof to have such shares redeemed and to receive the redemption price upon surrender of their certificates therefor, pursuant to this Section 7) shall terminate.

8.           Covenants of the Corporation.

(a)           Restricted Issuances.  For so long as any shares of Series D Preferred Stock shall remain outstanding, the Corporation shall not effect, or agree to effect, any of the following:

(i)           issue any debt or allow any subsidiary of the Corporation to issue any debt, including debt convertible into equity, other than ordinary course working capital facilities, and certain ordinary course debt in connection with the acquisition of property, plant and/or equipment;

(ii)           the authorization, designation, reclassification, creation or issuance of any other class or series of capital stock, in any case, ranking senior to the Series D Preferred Stock in any respect (including, without limitation, as to preferences upon liquidation, dissolution, winding up of the Corporation or upon a Business Combination or redemption or dividend rights, or with any special voting rights);

(iii)           the issuance of any other class or series of capital stock ranking in parity with the Series D Preferred Stock, except that the Corporation shall be permitted to issue securities which have a liquidation preference in parity with the Series D Preferred Stock (including the outstanding Series D Preferred Stock) of up to $4,000,000.

(iv)           pay any dividend on shares of Common Stock, except (x) dividends payable in shares of Common Stock and (y) dividends in an amount that, together with the amounts of all dividends previously paid by the Corporation (other than dividends payable pursuant to clause (x) above), does not exceed fifty percent (50%) of the Corporation’s retained earnings through the date of distribution, determined in accordance with generally accepted accounting principles (and without giving effect to any distributions previously made pursuant to this clause (y)) and with the amount of any non-cash dividend being the fair market value thereof as determined in good faith by the board of directors of the Corporation; or

(v)           allow any subsidiary of the Corporation to issue any equity security, including any security convertible into or exercisable for any equity security. The forgoing sentence shall not apply to the issuance of any securities in connection with the establishment of joint ventures or similar arrangements with strategic partners.

(b)           Reports.  The Corporation shall deliver to Registered Holders all of the same reports and other periodic information provided to the holders of Common Stock.

9.           Definitions.  For purposes of this Certificate of Designation, the following terms shall have the following definitions:

Business Day.  The term “Business Day” shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

Business Combination.  The term “Business Combination” shall mean (x) a merger, share exchange or consolidation of the Corporation with any other corporation or entity; (y) the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance, whether in one transaction or a series of transactions, by the Corporation of all or substantially all of the Corporation’s assets; or (z) any agreement, contract or other arrangement providing for any of the foregoing transactions.

Closing Price.  The term, “Closing Price” shall mean, with respect to any shares of Common Stock, on any Trading Day, the reported last sale price per share on the principal national securities exchange or inter-dealer quotation system on which such stock or security is listed or admitted to trading.

Common Stock.  The term “Common Stock” shall mean the common stock of the Corporation, par value $0.01 per share, or any other security or property as the aforesaid common stock shall be converted into or exchanged for in any merger, consolidation, combination, recapitalization, share exchange or other similar or successive business transactions occurring after the date hereof, provided that as a condition of any such transaction, the holder of each share of Series D Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of securities and property receivable upon such event by a holder of the number of shares of Common Stock into which such share of Series D Preferred Stock might have been converted immediately prior to such event, all subject to further adjustment as provided herein and in the Certificate of Incorporation, and appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the adjustments and other provisions hereof and thereof shall thereafter be applicable, as nearly as may be, in relation to any shares of securities or property thereafter deliverable upon the exercise of such conversion rights.

Original Issuance Date.  The term “Original Issuance Date” shall mean March 31, 2009.

Registered Holder.  The term “Registered Holder” shall mean, at any time, the holder of record of shares of Series D Preferred Stock.

Trading Day.  The term “Trading Day” shall mean (i) if the Common Stock is listed for trading on a national securities exchange, a day on which such exchange is open for business; or (ii) if the Common Stock is quoted on inter-dealer automated quotation system of a national association of securities dealers, a day on which trades may be effected through such system.

10           No Impairment.  The Corporation shall not enter into any contract, agreement or other legally enforceable arrangement which shall have the effect of impairing in any material respect the rights, powers or preferences of the holders of the Series D Preferred Stock granted pursuant to this Certificate of Designation, without the consent of the holders of not less than two-thirds of the outstanding shares of Series D Preferred Stock.

11           Waiver.  The holder or holders of not less than two-thirds of the outstanding shares of Series D Preferred Stock may, at any time upon written notice to the Corporation, or by vote at a meeting called for such purpose, waive compliance by the Corporation with any term or provision herein, provided that any such waiver does not affect any holder of outstanding shares of Series D Preferred Stock in a manner materially different than any other holder, and any such waiver shall be binding upon all holders of Series D Preferred Stock and their respective transferees.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 3rd day of April, 2009

POWERSAFE TECHNOLOGY CORP.

By.	/s/ Jack N. Mayer
Name:	Jack N. Mayer
Title:	President

C-11